UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June, 2019

Commission File Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena, Germany
(+49) 3641 508180
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On June 13, 2019, InflaRx N.V. issued a press release titled “InflaRx Treats First Patient in Phase IIa Clinical Trial with Lead Candidate IFX-1 in Pyoderma Gangraenosum.”

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jena, Germany, June 13, 2019.

INFLARX N.V.

By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer
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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release dated June 13, 2019

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